SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul, 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor : KPMG Samjong Accounting Corporation

2.	Date of receiving external audit report : March 3, 2011

3.	Auditor’s opinion

	FY 2010	FY 2009
Audit Report on Non-consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Non-consolidated Financial Statements

(Unit: KRW, K-IFRS, Non-consolidated)

Items	FY 2010	FY 2009
Total Assets	23,157,997,621,635	19,256,866,878,471
Total Liabilities	12,287,322,940,465	9,222,669,059,192
Total Shareholders’ Equity	10,870,674,681,170	10,034,197,819,279
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	25,004,257,514,317	20,119,342,525,098
Operating Income	1,024,394,434,278	976,862,612,573
Income before tax	1,052,005,021,546	990,543,744,824
Net Income	1,002,648,296,363	1,088,814,478,333

LG DISPLAY CO., LTD.

Financial Statements

For the Years Ended December 31, 2010 and 2009

(with Independent Auditors’ Report Thereon)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying statements of financial position of LG Display Co., Ltd (the “Company”) as of December 31, 2010, 2009 and January 1, 2009, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. Management is responsible for the preparation and fair presentation of these financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, 2009 and January 1, 2009 and of its financial performance and its cash flows for the years ended December 31, 2010 and 2009, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the financial statements, the European Commission issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million on December 8, 2010. As of December 31, 2010, the Company is under investigations by Korea Fair Trade Commission in Korea and antitrust authorities in other counties with respect to possible anti-competitive activities in the LCD industry. In addition, the Company, along with its subsidiaries, has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

KPMG Samjong Accounting Corp.

Seoul, Korea

February 24, 2011

This report is effective as of February 24, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Statements of Financial Position

As of December 31, 2010, 2009 and January 1, 2009

(In millions of Won)	Note	December 31, 2010		December 31, 2009	January 1, 2009
Assets
Cash and cash equivalents	6	(Won)	889,784	704,324	1,207,786
Deposits in banks	6, 13		1,503,000	2,500,000	2,055,000
Trade accounts and notes receivable, net	7, 13, 19, 23		3,883,433	3,252,945	2,296,646
Other accounts receivable, net	7, 13		301,543	128,983	132,787
Other current financial assets	9, 13		34,828	2,737	25,238
Inventories	8		1,759,965	1,286,305	881,503
Other current assets	7		127,320	98,061	183,484

Total current assets			8,499,873	7,973,355	6,782,444
Investments	10		1,279,831	1,075,229	831,237
Other non-current financial assets	9, 13		64,020	128,432	179,668
Deferred tax assets	30		979,323	846,573	568,860
Other non-current accounts receivable	7, 13		—	—	12,757
Property, plant and equipment, net	11		11,688,061	8,730,263	8,431,214
Intangible assets, net	12		483,260	340,885	199,086
Other non-current assets	7, 13		163,630	162,130	176,127

Total non-current assets			14,658,125	11,283,512	10,398,949

Total assets		(Won)	23,157,998	19,256,867	17,181,393

Liabilities
Trade accounts and notes payable	23	(Won)	2,986,383	2,014,909	951,975
Current financial liabilities	14		1,906,112	1,845,516	1,115,768
Other accounts payable			2,373,083	1,392,811	2,205,092
Accrued expenses			374,177	339,813	212,330
Income tax payable			104,044	120,206	265,550
Provisions			634,815	362,443	51,424
Other current liabilities	18		75,255	44,965	26,269

Total current liabilities			8,453,869	6,120,663	4,828,408
Non-current financial liabilities	14		2,470,667	1,954,547	2,646,915
Non-current provisions			8,773	5,611	10,097
Employee benefits	17		78,406	84,160	75,310
Long-term advance received			945,287	583,800	—
Other non-current liabilities	18		330,321	473,888	462,816

Total non-current liabilities			3,833,454	3,102,006	3,195,138

Total liabilities			12,287,323	9,222,669	8,023,546

Equity
Share capital	21		1,789,079	1,789,079	1,789,079
Share premium			2,251,113	2,251,113	2,251,113
Reserves	21		(7,795)	(17,366)	1,783
Retained earnings	22		6,838,278	6,011,372	5,115,872

Total equity			10,870,675	10,034,198	9,157,847

Total liabilities and equity		(Won)	23,157,998	19,256,867	17,181,393

See accompanying notes to financial statements.

LG DISPLAY CO., LTD.

Statement of Comprehensive Income

For the years ended December 31, 2010 and 2009

(In millions of Won, except earnings per share)	Note	2010		2009
Revenue	23, 24	(Won)	25,004,257	20,119,342
Cost of sales	8, 23		(22,011,362)	(17,953,935)

Gross profit			2,992,895	2,165,407
Other income	25		967,229	1,186,700
Selling expenses	16		(484,714)	(393,771)
Administrative expenses	16		(434,825)	(279,464)
Research and development expenses			(670,912)	(407,857)
Other expenses	25		(1,345,279)	(1,294,152)

Results from operating activities			1,024,394	976,863

Finance income	28		242,917	338,530
Finance costs	28		(200,672)	(318,555)
Other non-operating loss, net			(14,634)	(6,295)

Profit before income tax			1,052,005	990,543
Income tax expense (benefit)	29		49,357	(98,271)

Profit for the period			1,002,648	1,088,814

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	28		12,270	(27,012)
Net change in fair value of cash flow hedges transferred to profit or loss	28		—	2,534
Defined benefit plan actuarial loss	17		4,480	(18,891)
Income tax on other comprehensive income	29		(4,013)	9,814

Other comprehensive loss for the period, net of income tax			12,737	(33,555)

Total comprehensive income for the period		(Won)	1,015,385	1,055,259

Earning per share
Basic earnings per share	31	(Won)	2,802	3,043

Diluted earnings per share	31	(Won)	2,726	3,043

See accompanying notes to financial statements.

LG DISPLAY CO., LTD.

Statements of Changes in Equity

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	Share capital		Share premium	Hedging reserve	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2009		(Won)	1,789,079	2,251,113	(1,920)	3,703	5,115,872	9,157,847

Total comprehensive income for the period
Profit			—	—	—	—	1,088,814	1,088,814
Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	(21,069)	—	(21,069)
Net change in faur value of cash flow hedges transferred to profit or loss, net of tax			—	—	1,920	—	—	1,920
Defined benefit plan actuarial gain, net of tax			—	—	—	—	(14,406)	(14,406)

Total other comprehensive income			—	—	1,920	(21,069)	(14,406)	(33,555)

Total comprehensive income for the period		(Won)	—	—	1,920	(21,069)	1,074,408	1,055,259

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	—	(178,908)	(178,908)

Balances at December 31, 2009		(Won)	1,789,079	2,251,113	—	(17,366)	6,011,372	10,034,198

Balances at January 1, 2010		(Won)	1,789,079	2,251,113	—	(17,366)	6,011,372	10,034,198

Total comprehensive income for the period
Profit for the period			—	—	—	—	1,002,648	1,002,648
Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	9,571	—	9,571
Defined benefit plan actuarial gain, net of tax							3,166	3,166

Total other comprehensive income			—	—	—	9,571	3,166	12,737

Total comprehensive income for the period		(Won)	—	—	—	9,571	1,005,814	1,015,385

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	—	(178,908)	(178,908)

Balances at December 31, 2010		(Won)	1,789,079	2,251,113	—	(7,795)	6,838,278	10,870,675

See accompanying notes to financial statements.

LG DISPLAY CO., LTD.

Statements of Cash Flows

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009
Cash flows from operating activities:
Profit		(Won)	1,002,648	1,088,814
Adjustments for:
Income tax expense (benefit)	29		49,357	(98,271)
Depreciation	11		2,487,743	2,569,202
Amortization of intangible assets	12		161,298	59,608
Gain on foreign currency translation			(62,443)	(147,324)
Loss on foreign currency translation			33,591	21,383
Gain on disposal of property, plant and equipment			(2,289)	(2,497)
Loss on disposal of property, plant and equipment			211	133
Gain on disposal of intangible assets			—	(9)
Finance income			(236,293)	(286,833)
Finance costs			153,341	225,747
Other income			(50,427)	(52,358)
Other expenses			708,493	561,979
Other non-operating loss			275	—

			3,242,857	2,850,760
Change in trade accounts and notes receivable			(635,100)	(957,223)
Change in other accounts receivable			(648)	(43,786)
Change in other current assets			(21,366)	121,223
Change in inventories			(455,550)	(404,802)
Change in other non-current assets			(53,742)	(37,637)
Change in trade accounts and notes payable			978,120	1,064,543
Change in other accounts payable			26,032	(178,512)
Change in accrued expenses			29,812	122,995
Change in other current liabilities			30,134	18,494
Change in long-term advance received			379,105	695,500
Change in other non-current liabilities			8,417	7,615
Change in provisions			(290,536)	(125,817)
Change in defined benefit obligation	17		(103,575)	(82,992)

Cash generated from operating activities			4,136,608	4,139,175
Income tax paid			(202,283)	(314,971)
Interest received			109,820	171,477
Interest paid			(101,984)	(117,066)

Net cash from operating activities		(Won)	3,942,161	3,878,615

See accompanying notes to financial statements.

LG DISPLAY CO., LTD.

Statements of Cash Flows, Continued

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009
Cash flows from investing activities:
Dividends received		(Won)	78,191	28,561
Proceeds from withdrawal of deposits in banks			5,400,000	3,555,000
Increase in deposits in banks			(4,403,000)	(4,000,000)
Acquisition of investments			(349,080)	(242,490)
Proceeds from disposal of investments			20,530	—
Acquisition of property, plant and equipment			(4,500,591)	(3,480,068)
Proceeds from disposal of property, plant and equipment			3,735	7,602
Acquisition of intangible assets			(210,853)	(192,415)
Proceeds from disposal of intangible assets			—	11
Grant received			46	2,550
Proceeds from settlement of derivatives			(14,781)	50,946
Proceeds from short-term loans			—	12,575
Increase in short-term loans			(66,051)	—
Acquisition of other current financial assets			—	69
Acquisition of other non-current financial assets			(46,979)	(20,913)
Proceeds from disposal of other non-current financial assets			8,375	553
Acquisition of LCD module business	33		(72,472)	—

Net cash used in investing activities			(4,152,930)	(4,278,019)

Cash flows from financing activities:
Proceeds from short-term borrowings			786,896	881,305
Repayment of short-term borrowings			(457,754)	(727,938)
Issuance of debentures			1,117,437	498,020
Redemption of debentures			—	(400,000)
Proceeds from long-term borrowings			445,589	323,914
Repayment of long-term borrowings			(120,000)	—
Repayment of current portion of long-term debt			(1,197,031)	(500,451)
Payment of cash dividend	22		(178,908)	(178,908)

Net cash used in financing activities			396,229	(104,058)

Net decrease in cash and cash equivalents			185,460	(503,462)
Cash and cash equivalents at 1 January			704,324	1,207,786

Cash and cash equivalents at 31 December		(Won)	889,784	704,324

See accompanying notes to financial statements.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228, Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea, to which the Company moved in September 2010. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2010, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Company’s common shares.

As of December 31, 2010, the Company has its TFT-LCD manufacturing plant, OLED manufacturing plants and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2010, 357,815,700 shares of common stock were outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2010, 35,763,650 ADSs are outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). The Company determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Company’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

These are the Company’s first financial statements prepared in accordance with K-IFRS 1101 First-time adoption of Korea International Financial Reporting Standards has been applied. An explanation of how the transition to K-IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 34.

When the financial statements are prepared, investments in subsidiaries, jointly controlled entities and associated are accounted for at deemed cost under K-IFRS 1101 or acquisition cost, not based on the investee’s financial performance and net assets in accordance with K-IFRS 1027.

The financial statements were authorized for issue by the Board of Directors on January 21, 2011.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value

•	financial instruments at fair value through profit or loss measured at fair value

•	available-for-sale financial assets measured at fair value

•	liabilities for cash-settled share-based payment arrangements measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The financial statements are presented in Korean Won, which is the Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3.(i))

•	Measurement of defined benefit obligations (note 17)

•	Utilization of tax credit carryforwards (note 30)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its financial statements are as follows:

(a)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

(b)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(c)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity financial assets

If the Company has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Company has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of December 31, 2010, financial liabilities at fair value through profit or loss of the Company consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Company designated derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(d)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	4
Equipment, tools, vehicle	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(e)	Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(f)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Company’s expenses incurred

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(g)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising upon the business combinations is recognized at the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationship, technology, membership and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationship	7
Technology	10
Development costs	(*)
Condominium and golf club membership	Not amortized

(*) Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(h)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(i)	Provision

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j)	Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(j)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Company recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(l)	Operating Segments

In accordance with K-IFRS 1108, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements, not in these financial statements.

(m)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(n)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(n)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority.

(o)	Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p)	Business Combination

The business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(p)	Business Combination, Continued

The Group measures goodwill at the acquisition date as:

•	The fair value of the consideration transferred; plus

•	The recognized amount of any non-controlling interests in the acquiree; less

•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of preexisting relationships. Such amounts are generally recognized in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

(q)	New Standards and Interpretations Not Yet Adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2011, but the Company has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) K-IFRS No. 1109, ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS No. 1109 divides all financial assets that are currently in the scope of K-IFRS No. 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS No. 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact that this new standard will have on the Company’s financial statements.

(ii) Revised K-IFRS No. 1024, ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Company will apply K-IFRS No. 1024 (revised) retrospectively from January 1, 2011. The Company is evaluating the impact that this new standard will have on the Company’s financial statements, if any.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

4.	Determination of Fair Value, Continued

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

4.	Determination of Fair Value, Continued

(g)	Assets Acquired in a Business Combination, Continued

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analysed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flow from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flow from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Company uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle payables for the facilities.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iii) Market risk, Continued

Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company used to hedge the interest rate risk by entering interest swap contracts. The Company does not have any interest swap contract as of December 31, 2010. The fair value of interest rate swap as of December 31, 2009 is as follows:

(In millions of Won)
Type	2009
Loss on valuation of interest rate swap, net	(Won)	3,698
Financial liabilities, net		3,698

(b)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management also monitors the level of dividends to ordinary shareholders.

(In millions of Won)
	December 31, 2010		December 31, 2009
Total liabilities	(Won)	12,287,323	9,222,669
Total equity		10,870,675	10,034,198
Cash and deposits in banks (*)		2,392,784	3,204,324
Borrowings		4,375,823	3,796,302
Liability to equity ratio		113%	92%
Net borrowing to equity ratio		18%	6%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Cash and cash equivalents
Demand deposits	(Won)	889,784	704,324	1,207,786
Deposits in banks
Time deposits	(Won)	1,500,000	2,500,000	2,055,000
Restricted cash		3,000	—	—

		1,503,000	2,500,000	2,055,000

7.	Receivables and Other Current Assets

(a)	The Company’s trade accounts and notes receivable at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Trade, net	(Won)	95,642	267,083	887,447
Due from related parties		3,787,791	2,985,862	1,409,199

	(Won)	3,883,433	3,252,945	2,296,646

There is no amount of trade accounts and notes receivable sold to financial institutions, but current and outstanding, as of December 31, 2010 and 2009. For the years ended December 31, 2010 and 2009, the Company recognized (Won)358 million and (Won)182 million, respectively, as loss on disposal of trade accounts and notes receivable.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

7.	Receivables and Other Current Assets, Continued

(b)	The Company’s other accounts receivable at the reporting date is as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Non-trade accounts receivable	(Won)	209,889	81,413	41,570
Accrued income		24,459	47,570	91,217
Short-term loans		67,195	—	—

	(Won)	301,543	128,983	132,787

Non-current assets
Long-term loans	(Won)	—	—	12,575
Long-term other accounts receivable		—	—	182

	(Won)	—	—	12,757

Due from related parties included in other accounts receivable, as of December 31, 2010, 2009 and January 1, 2009, is (Won)78,511 million, (Won)15,224 million and (Won)20,283 million, respectively.

(c)	The Company’s other assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Advance payments	(Won)	5,905	11,187	250
Prepaid expenses		39,532	41,424	37,372
Value added tax refundable		81,883	45,450	145,862

	(Won)	127,320	98,061	183,484

Non-current assets
Long-term prepaid expenses	(Won)	163,630	162,130	176,127

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Finished goods	(Won)	630,374	385,518	286,207
Work-in-process		606,486	544,071	358,091
Raw materials		364,160	228,631	168,188
Supplies		158,945	128,085	69,017

	(Won)	1,759,965	1,286,305	881,503

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

8.	Inventories, Continued

The amount of the inventories recognized as cost (cost of sales) and valuation loss on inventories as cost of sales are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009
Inventories recognized as cost (cost of sales)	(Won)	22,011,362	17,953,935
Valuation loss (reversal) on inventories as cost of sales		56,241	(48,398)

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Deposits	(Won)	25,574	—	590
Available-for-sale financial assets		—	—	74
Derivatives not used for hedging		9,254	2,737	24,574

	(Won)	34,828	2,737	25,238

Non-current assets
Guarantee deposits with banks	(Won)	13	13	13
Financial assets at fair value through profit or loss		8,927	9,227	—
Available-for-sale financial assets		38,132	104,389	126,455
Deposits		16,948	14,803	13,551
Derivatives not used for hedging		—	—	39,649

	(Won)	64,020	128,432	179,668

(b)	Financial assets at fair value through profit or loss at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Everlight Electronics Co. Ltd.
Acquisition cost	(Won)	7,628	7,628	—
Fair value		8,927	9,227	—

The financial assets at fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

9.	Financial Assets, Continued

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Debt securities
Government bonds	(Won)	—	—	74

Non-current assets
Debt securities
Government bonds		2,346	83	—
Hydis Technologies Co., Ltd.		26,085	—	—
Redeemable convertible preferred stock
HannStar Display Corporation(*)		—	91,394	126,455
Equity securities
Prime View International Co. Ltd. (“PVI”)		9,701	12,912	—

	(Won)	38,132	104,389	126,529

(*)	In February 2008, , in order for the Company to be supplied with TFT-LCD products stably, the Company purchased non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The Company has exercised the put option for total amount of the preferred stocks and recognized the uncollected receivable upon the exercise as other accounts receivables amounting to (Won)123,893 million (TWD3,170 million) in 2010.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of Won)			December 31, 2010			December 31, 2009			January 1, 2009
Overseas Subsidiaries	Location	Selling or Manufacturing	Percentage of ownership	Book value		Percentage of ownership	Book value		Percentage of ownership	Book value
LG Display America, Inc.(*1)	California, U.S.A.	Sell TFT-LCD products	100%	(Won)	—	100%	(Won)	—	100%	(Won)	—
LG Display Germany GmbH	Dusseldorf, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.(*4,8)	Nanjing, China	Manufacture and Sell TFT- LCD products	100%		459,296	100%		413,628	100%		409,200
LG Display HongKong Co., Ltd.(*2)	HongKong, China	Sell TFT-LCD products	Liquidated in 2009						100%		2,000
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093	100%		9,093
LG Display Poland Sp. zo. o.	Wroclaw, Poland	Manufacture and Sell TFT- LCD products	80%		157,864	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.(*5)	Guangzhou, China	Manufacture and Sell TFT- LCD products	90%		157,268	90%		150,614	84%		100,279
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.(*3)	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250	Established in 2009
LG Electronics (Nanjing) Plasma Co., Ltd.(*4)	Nanjing, China	Manufacture and Sell TFT- LCD products	Merged in 2010			100%		3,503	Acquired in 2009
L&T Display Technology (Xiamen) Limited(*6)	Xiamen, China	Manufacture LCD module and TV sets	51%		7,146			Established in 2010
L&T Display Technology (Fujian) Limited(*6)	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123			Established in 2010
LG Display Yantai Co., Ltd.(*7)	Yantai China	Manufacture and Sell TFT- LCD products	100%		44,628			Established in 2010
L&I Electronic Technology (Dongguan) Limited(*9)	Dongguan China	Manufacture and Sell e- Book devices	51%		2,885			Established in 2010
Image&Materials, Inc.(*10)	Domestic	Manufacture EPD materials	100%		35,000			Acquired in 2010
LUCOM Display Technology (Kunshan) Limited(*11)	Kunshan China	Manufacture notebook borderless hing-ups	51%		2,652			Established in 2010

				(Won)	960,961		(Won)	809,708		(Won)	752,192

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments, Continued

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay a fine of USD400 million by the U.S. Government in 2008, which LGDUS recorded as a loss. The Company recorded the cumulative loss of LGDUS, mostly related to the fine, in excess of the Company’s investment in LGDUS as long-term other accounts payable.

(*2)	LG Display Hong Kong Co., Ltd. was liquidated in November 2009.

(*3)	LG Display Singapore Pte. Ltd. (“LGDSG”) was established in Singapore in January 2009, by incorporating the Singapore branch of the Company, to sell TFT-LCD products. It is wholly owned by the Company as of December 31, 2010.

(*4)	In July 2009, the Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process of module production. In accordance with the agreement, the Company acquired whole shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009. In July 2010, LG Electronics (Nanjing) Plasma Co., Ltd. was merged with LG Display Nanjing Co., Ltd.

(*5)	In January 2010, the Company paid (Won)6,654 million for the capital increase.

(*6)	In January 2010, the Company entered into a joint venture agreement with Top Victory Investments Limited, accordingly, L&T Display Technology (Xiamen) Limited (‘L&T XM’) and L&T Display Technology (Fujian) Limited(‘L&T FJ’) were incorporated in Xiamen and Fujian, China, to manufacture LCD module, LCD TV set and LCD monitor set products. The Company acquired a 51% equity interest in L&T XM and L&T FJ at (Won)7,146 million and (Won)10,123 million, respectively.

(*7)	LG Display Yantai Co., Ltd. was incorporated in Yantai, China, on April 19, 2010, to manufacture and sell TFT-LCD product. As of December 31, 2010, the Company has a 100% equity interest of the subsidiary with its capital stock amounting to (Won)44,628 million.

(*8)	In February 2010, the Company paid (Won)42,165 million for the capital increase.

(*9)	On September 26, 2010, the Company entered into a joint venture agreement with Iriver Co., Ltd., accordingly, L&I Electronic Technology (Dongguan) Limited (‘L&I’) was incorporated in Dongguan, China, to manufacture and sell e-Book devices. The Company acquired a 51% equity interest in L&I at (Won)2,885 million.

(*10)	On November 29, 2010, the Company acquired a 100% equity interest of Image&Materials, Inc., which manufactures Electro Phoresis Display (“EPD”), at (Won)35,000 million. As of December 31, 2010, its capital stock amounted to (Won)1,392 million.

(*11)	In December 2010, the Company entered into a joint venture agreement with Compal Electronics Inc., accordingly, LUCOM Display Technology (Kunshan) Limited (‘LUCOM’) was incorporated in Kunshan, China, to manufacture Notebook Borderless Hinge-ups (Shuriken). The Company acquired a 51% equity interest in LUCOM at (Won)2,652 million.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments, Continued

(b)	Investments in joint ventures consist of the following:

(In millions of Won)
	Location	Selling or Manufacturing	December 31, 2010			December 31, 2009			January 1, 2009
Joint Ventures			Percentage of ownership	Book value		Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Ltd. (*2)	China	Manufacture and sell LCD modules and LCD TV set	51%	(Won)	108,266	51%	(Won)	91,919	51%	(Won)	18,328
Guangzhou New Vision Technology Research and Development Ltd.	China	R&D on design of LCD modules and LCD TV set	50%		4,569	50%		4,569	50%		4,569
Global OLED Technology LLC(*1)	U.S.A.	Managing and utilizing OLED patents	33%		53,282	49%		72,250	Acquired in 2009

				(Won)	166,117		(Won)	168,738		(Won)	22,897

(*1)	In December 2009, the Company entered into a joint venture agreement with its LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. At the time of establishment, the Company acquired a 49% equity interest in the joint venture and the Company’s investment in this equity investee was (Won)72,250 million. In June 2010, the Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Company’s ownership was reduced from 49% to 33%.
(*2)	In October 2010, the Company paid (Won)16,347 million for the capital increase.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments, Continued

(c) Investments in associates consist of the following:

(In millions of Won)
			December 31, 2010			December 31, 2009			January 1, 2009
Associates	Location	Selling or Manufacturing	Percentage of ownership	Book value		Percentage of ownership	Book value		Percentage of ownership	Book value
Paju Electric Glass Co., Ltd.(*6)	Domestic	Manufacture electric glass for flat-panel displays	40%	(Won)	40,689	40%	(Won)	25,841	40%	(Won)	25,841
TLI Inc.	Domestic	Manufacture and sell semiconductor parts	12%		12,565	13%		12,565	13%		12,565
AVACO Co., Ltd.	Domestic	Manufacture and sell equipment for flat-panel displays	20%		6,021	20%		6,021	20%		6,021
New Optics Ltd. (*1)	Domestic	Manufacture back light parts for TFT-LCDs	42%		14,221	37%		11,721	37%		11,721
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)	Domestic	Develop and manufacture the equipment for flat-panel display	13%		6,330	13%		6,330	Acquired in 2009
WooRee LED Co., Ltd.	Domestic	Manufacture LED back light unit packages	30%		11,900	30%		11,900	Acquired in 2009
Dynamic Solar Design Co., Ltd.	Domestic	Manufacture and sell solar battery and flat-panel displays	40%		6,067	40%		6,067	Acquired in 2009
RPO, Inc.	Australia	Develop digital waveguide touch technology	26%		14,538	26%		14,538	Acquired in 2009
LB Gemini New Growth Fund No.16(*2)	Domestic	Invest in small and middle sized companies and to benefit from M&A opportunities	31%		8,280	31%		1,800	Acquired in 2009
Can Yang Investments Limited(*3)	China	Develop and manufacture and sell TFT-OLEDs	15%		17,516	Acquired in 2010
YAS Co., Ltd.(*4)	Domestic	Develop and manufacture deposition equipment for OLEDs	20%		10,000	Acquired in 2010
Eralite Optoelectronics (Jiangsu) Co., Ltd.(*5)	China	Manufacture LED Packages	20%		4,626	Acquired in 2010

				(Won)	152,753		(Won)	96,783		(Won)	56,148

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments, Continued

(*1)	In February 2010, the Company acquired an additional 1,000,000 common shares (5%) of New Optics Ltd. at (Won)2,500 million.
(*2)	The Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership in December 2009 and the Company paid (Won)6,480 million for the additional investment in 2010. As of December 31, 2010, the Company has acquired a 31% equity interest in LB Gemini New Growth Fund No.16 and the agreed total investment amount of the Company toward the Fund is (Won)30,000 million.
(*3)	In January 2010, the Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several other investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Company to secure a stable supply of LED chip solutions. The Company acquired 10,800,000 shares (15%) of the joint venture at (Won)12,433 million and has the right to assign a director in the board of directors of the joint venture. In October 2010, the Company acquired an additional 4,500,000 common shares of Can Yang Investments Limited at (Won)5,083 million.
(*4)	In September 2010, the Company acquired 500,000 common shares (20%) of Yas Co., Ltd. at (Won)10,000 million in order to secure a stable supply of components for developing a deposition system of OLED.
(*5)	In August 2010, the Company entered into a joint venture agreement with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. Accordingly, Eralite Optoelectronics (Jiangsu) Co., Ltd. has been incorporated in order for the Company to secure a stable supply of LED package solutions. The Company acquired a 20 percent interest of the joint venture at (Won)4,626 million (USD4 million) and has the right to assign a director in the board of directors of the joint venture.
(*6)	In November 2010, the Company acquired additional 1,484,800 common shares of Paju Electric Glass Co., Ltd. at (Won)14,848 million.

For the years ended December 31, 2010 and 2009, the received dividends from subsidiaries, joint ventures and associates are (Won)78,191 million and (Won)28,561 million, respectively.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2010 and 2009 are as follows:

  (In millions of Won)

	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	2,983,532	19,039,283	508,860	1,503,599	139,954	24,570,032
Accumulated depreciation as of January 1, 2010		—	(615,891)	(14,671,649)	(443,541)	—	(108,688)	(15,839,769)
Accumulated impairment loss as of January 1, 2010		—	—	—	—	—	—	—

Book value as of January 1, 2010		394,804	2,367,641	4,367,634	65,319	1,503,599	31,266	8,730,263
Additions		—	—	—	—	5,443,912	—	5,443,912
Depreciation		—	(145,463)	(2,296,986)	(36,735)	—	(8,559)	(2,487,743)
Impairment loss		—	—	—	—	—	—	—
Disposals		(128)	(288)	(1,451)	(63)	—	(4)	(1,934)
Others(*2)		47,646	189,670	3,960,097	79,312	(4,287,577)	10,852	—
Acquisition in the business combination		—	—	2,990	—	—	236	3,226
Subsidy decrease (increase)		—	282	55	—	—	—	337

Book value as of December 31, 2010	(Won)	442,322	2,411,842	6,032,339	107,833	2,659,934	33,791	11,688,061

Acquisition cost as of December 31, 2010	(Won)	442,322	3,172,426	22,851,385	586,548	2,659,934	149,529	29,862,144

Accumulated depreciation as of December 31, 2010	(Won)	—	(760,584)	(16,819,046)	(478,715)	—	(115,738)	(18,174,083)

Accumulated impairment loss as of December 31, 2010	(Won)	—	—	—	—	—	—	—

(*1)	As of December 31, 2010, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment, Continued

  (In millions of Won)

	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress(*1)	Others	Total
Acquisition cost as of January 1, 2009	(Won)	383,645	2,244,076	14,515,786	464,939	4,063,604	127,010	21,799,060
Accumulated depreciation as of January 1, 2009		—	(487,573)	(12,390,602)	(390,913)	—	(98,751)	(13,367,839)
Accumulated impairment loss as of January 1, 2009		—	—	(7)	—	—	—	(7)

Book value as of January 1, 2009		383,645	1,756,503	2,125,177	74,026	4,063,604	28,259	8,431,214
Additions		—	—	—	—	2,878,015	—	2,878,015
Depreciation		—	(128,776)	(2,375,003)	(55,338)	—	(12,068)	(2,571,185)
Impairment loss		—	—	7	—	—	—	7
Disposals		(1,299)	(1,661)	(2,048)	(59)	—	(171)	(5,238)
Others (*2)		12,458	744,075	4,619,646	46,690	(5,438,115)	15,246	—
Subsidy decrease (increase)		—	(2,500)	(145)	—	95	—	(2,550)

Book value as of December 31, 2009	(Won)	394,804	2,367,641	4,367,634	65,319	1,503,599	31,266	8,730,263

Acquisition cost as of December 31, 2009	(Won)	394,804	2,983,532	19,039,283	508,860	1,503,599	139,954	24,570,032

Accumulated depreciation as of December 31, 2009	(Won)	—	(615,891)	(14,671,649)	(443,541)	—	(108,688)	(15,839,769)

Accumulated impairment loss as of December 31, 2009	(Won)	—	—	—	—	—	—	—

(*1)	As of December 31, 2009, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2010 and 2009 are as follows:

  (In millions of Won)

	2010		2009
Capitalized borrowing costs	(Won)	21,214	14,925
Capitalization rate		3.97%	2.37%

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (Software)	Customer relation- ships	Tech- nology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	170,139	44,993	100,672	18,008	—	—	—	13,076	835,570
Accumulated amortization as of January 1, 2010		(426,084)	(39,674)	—	(20,218)	—	—	—	—	(8,709)	(494,685)

Book value as of January 1, 2010		62,598	130,465	44,993	80,454	18,008	—	—	—	4,367	340,885
Additions-internally developed		—	—	—	135,090	—	—	—	—	—	135,090
Other additions		19,169	—	2,153	—	95,696	—	—	—	—	117,018
Acquisition in the business combination		—	114	—	1,773	—	24,011	11,074	14,593	—	51,565
Amortization (*1)		(10,067)	(53,939)	—	(93,177)	—	(2,300)	(742)	—	(1,073)	(161,298)
Transfer from construction-in-progress		—	102,262	—	—	(102,262)	—	—	—	—	—

Book value as of December 31, 2010	(Won)	71,700	178,902	47,146	124,140	11,442	21,711	10,332	14,593	3,294	483,260

Acquisition cost as of December 31, 2010	(Won)	507,851	272,515	47,146	237,535	11,442	24,011	11,074	14,593	13,076	1,139,243

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(93,613)	—	(113,395)	—	(2,300)	(742)	—	(9,782)	(655,983)

Remaining amortization period (year)		7.57	2.20	—	0.75	—	6.33	9.33	—	3.43

(*1)	The Company has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets, Continued

(In millions of Won)

	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (Software)	Others(*2)	Total
Acquisition cost as of January 1, 2009	(Won)	470,056	9,713	33,421	—	107,922	13,069	634,181
Accumulated amortization as of January 1, 2009		(417,745)	(9,713)	—	—	—	(7,637)	(435,095)

Book value as of January 1, 2009		52,311	—	33,421	—	107,922	5,432	199,086
Additions internally developed		—	—	—	100,672	—	—	100,672
Other additions		18,648	3,596	11,572	—	66,916	7	100,739
Amortization (*1)		(8,359)	(29,961)	—	(20,218)	—	(1,072)	(59,610)
Disposals		(2)	—	—	—	—	—	(2)
Transfer from construction-in-progress		—	156,830	—	—	(156,830)	—	—

Book value as of December 31, 2009	(Won)	62,598	130,465	44,993	80,454	18,008	4,367	340,885

Acquisition cost as of December 31, 2009	(Won)	488,682	170,139	44,993	100,672	18,008	13,076	835,570

Accumulated amortization as of December 31, 2009	(Won)	(426,084)	(39,674)	—	(20,218)	—	(8,709)	(494,685)

Remaining amortization period (year)		7.77	3.30	—	0.77	—	4.34

(*1)	The Company has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of Won)

	December 31, 2010		December 31, 2009	January 1, 2009
Cash and cash equivalents	(Won)	889,784	704,324	1,207,786
Trade accounts and notes receivable, net		3,883,433	3,252,945	2,296,646
Other accounts receivable		301,543	128,983	132,787
Available-for-sale financial assets		38,132	104,389	126,529
Financial assets at fair value through profit or loss		8,927	9,227	—
Deposits		42,522	14,803	14,141
Derivatives not used for hedging		9,254	2,737	64,223
Deposits in banks		1,503,000	2,500,000	2,055,000
Guarantee deposits with banks		13	13	13

	(Won)	6,676,608	6,717,421	5,897,125

The maximum exposure to credit risk for receivables at the reporting date by geographic region was as follows:

(In millions of Won)

	December 31, 2010		December 31, 2009	January 1, 2009
Domestic	(Won)	79,275	90,437	53,433
Euro-zone countries		713,217	684,972	548,613
Japan		246,753	225,162	174,821
United States		710,026	685,491	295,240
China		1,167,903	735,374	526,430
Taiwan		815,360	502,663	413,883
Others		150,899	328,846	284,226

	(Won)	3,883,433	3,252,945	2,296,646

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of Won)	December 31, 2010			December 31, 2009		January 1, 2009
	Book Value		Impairment losses	Book Value	Impairment losses	Book Value	Impairment losses
Not past due	(Won)	3,864,433	(20)	3,245,863	(15)	2,255,160	(226)
Past due 1-15 days		10,833	—	3,968	(3)	25,059	(40)
Past due 16-30 days		6,098	(1)	124	(1)	4,850	(15)
Past due 31-60 days		228	(1)	477	—	345	(7)
More than 60 days		1,865	(2)	2,546	(14)	11,525	(5)

	(Won)	3,883,457	(24)	3,252,978	(33)	2,296,939	(293)

The movement in the allowance for impairment in respect of receivables during the year was as follows:

(In millions of Won)

	2010		2009
Balance at the beginning of the year	(Won)	33	293
Reversal of allowance for doubtful accounts		(9)	(260)

Balance at the end of the year	(Won)	24	33

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of December 31, 2010.

(In millions of Won)

	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	56,945	61,086	637	637	1,274	58,538	—
Unsecured bank loans		2,406,046	2,449,440	1,210,444	525,501	381,412	328,726	3,357
Unsecured bond issues		1,828,494	2,067,800	240,236	34,936	508,674	1,283,954	—
Financial liabilities at fair value through profit or loss		84,338	87,773	—	—	87,773	—	—
Trade accounts and notes payables		2,986,383	2,986,383	2,986,383	—	—	—	—
Other accounts payable		2,373,083	2,373,083	2,373,083
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Inflow		—	489,080	489,080	—	—	—	—
Outflow		—	(488,124)	(488,124)	—	—	—	—

	(Won)	9,735,289	10,026,521	6,811,739	561,074	979,133	1,671,218	3,357

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of December 31, 2010, there is no derivative designated as a cash flow hedge.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2010
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	389	133	—	6	—
Trade accounts and notes receivable	3,328	4,659	—	—	2
Other accounts receivable	11	7	3,170	—	—
Available-for-sale financial assets	9	—	—	—	—
Financial assets at fair value through profit or loss	—	—	228	—	—
Other assets denominated in foreign currencies	59	72		67	—
Trade accounts and notes payable	(1,618)	(15,683)	—	—	(1)
Other accounts payable	(45)	(15,430)	—	—	(9)
Debts	(1,085)	(71,889)	—	—	—
Bonds	(345)	(9,965)	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—

Gross statement of financial position exposure	629	(108,096)	3,398	73	(8)

Forward exchange contracts	(420)	—	—	—	—
Net exposure	209	(108,096)	3,398	73	(8)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(In millions)	December 31, 2009
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	279	46	—	6	1
Trade accounts and notes receivable	2,617	3,167	—	—	45
Other accounts receivable	4	11	—	—	—
Available-for-sale financial assets	11	—	2,693	—	—
Financial assets at fair value through profit or loss	—	—	253	—	—
Other assets denominated in foreign currencies	—	22	—	—	—
Trade accounts and notes payable	(1,326)	(12,717)	—	—	—
Other accounts payable	(145)	(8,762)	—	—	(8)
Debts	(1,006)	(38,382)	—	—	—
Financial liabilities at fair value through profit or loss	(599)	—	—	—	—

Gross statement of financial position exposure	(165)	(56,615)	2,946	6	38

Forward exchange contracts	(175)	—	—	—	—
Net exposure	(340)	(56,615)	2,946	6	38

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(In millions)	January 1, 2009
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	401	5,340	—	52	3
Trade accounts and notes receivable	1,724	2,490	—	—	24
Other accounts receivable	16	10	—	—	—
Available-for-sale financial assets	—	—	3,373	—	—
Other assets denominated in foreign currencies	10	—	—	—	—
Trade accounts and notes payable	(513)	(6,302)	—	—	—
Other accounts payable	(252)	(39,782)		(1)	(1)
Debts	(1,268)	—	—	—	—
Financial liabilities at fair value through profit or loss	(507)	—	—	—	—

Gross statement of financial position exposure	(389)	(38,244)	3,373	51	26

Forward exchange contracts	(245)
Currency swap	150	—	—	—	—
Net exposure	(484)	(38,244)	3,373	51	26

Significant exchange rates applied during the year are as follows:

(Won)	Average rate		Reporting date spot rate
	2010	2009	December 31, 2010	December 31, 2009	January 1, 2009
USD	1,156.62	1,276.62	1,138.90	1,167.60	1,257.50
JPY	13.20	13.64	13.97	12.63	13.94
TWD	36.71	38.62	39.08	36.29	38.39
EUR	1,533.33	1,774.27	1,513.60	1,674.28	1,776.22
PLN	383.99	410.69	381.77	405.18	426.18

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the Won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated foreign currency as of December 31, 2010 and 2009, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit (or loss) before tax are as follows:

(In millions of Won)	2010		2009
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	11,902	11,389	(19,849)	(20,491)
JPY (5 percent weakening)	(75,509)	(75,509)	(35,747)	(35,747)
TWD (5 percent weakening)	6,640	6,640	5,346	5,346
PLN (5 percent weakening)	1,393	1,393	122	122
EUR (5 percent weakening)	(605)	(605)	3,181	3,181

A strengthening of the Won against the above currencies as of December 31, 2010 and 2009 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Fixed rate instruments
Financial assets	(Won)	2,527,662	3,295,801	3,389,315
Financial liabilities		(1,583,522)	(1,987,585)	(2,093,064)

	(Won)	944,140	1,308,216	1,296,251

Variable rate instruments
Financial assets	(Won)	67,195	—	—
Financial liabilities		(2,792,301)	(1,808,717)	(1,650,975)

	(Won)	(2,725,106)	(1,808,717)	(1,650,975)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

(iii)	Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2010 and 2009, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of Won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2010
Variable rate instruments	(Won)	(27,251)	27,251	(27,251)	27,251
December 31, 2009
Variable rate instruments	(Won)	(18,087)	18,087	(18,087)	18,087
Interest rate swap		592	(592)	592	(592)

Cash flow sensitivity (net)	(Won)	(17,495)	17,495	(17,495)	17,495

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position, are as follows:

(In millions of Won)	December 31, 2010			December 31, 2009		January 1, 2009
	Carrying amounts		Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	38,132	38,132	104,389	104,389	126,529	126,529
Financial assets at fair value through profit or loss		8,927	8,927	9,227	9,227	—	—
Interest rate swaps		—	—	63	63	—	—
Cross currency swap		—	—	—	—	39,649	39,649
Other forward exchange contracts		9,254	9,254	2,674	2,674	24,574	24,574

	(Won)	56,313	56,313	116,353	116,353	190,752	190,752

Assets carried at amortized cost
Cash and cash equivalents	(Won)	889,784	889,784	704,324	704,324	1,207,786	1,207,786
Trade accounts and notes receivable		3,883,433	3,883,433	3,252,945	3,252,945	2,296,646	2,296,646
Other accounts receivable		301,543	301,543	128,983	128,983	132,787	132,787
Deposits in banks		1,503,000	1,503,000	2,500,000	2,500,000	2,055,000	2,055,000
Deposits		42,522	42,522	14,803	14,803	14,141	14,141
Others		13	13	13	13	12,770	12,770

	(Won)	6,620,295	6,620,295	6,601,068	6,601,068	5,719,130	5,719,130

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	84,338	84,338	699,861	699,861	637,040	637,040
Interest rate swaps		—	—	3,761	3,761	8,017	8,017
Cross currency swap		—	—	—	—	6,576	6,576
Other forward exchange contracts		956	956	—	—	4,051	4,051

	(Won)	85,294	85,294	703,622	703,622	655,684	655,684

Liabilities carried at amortized cost
Secured bank loans	(Won)	56,945	56,945	—	—	—	—
Unsecured bank loans		2,406,046	2,405,690	2,008,716	2,011,540	1,660,825	1,660,808
Unsecured bond issues		1,828,494	1,859,102	1,087,724	1,101,201	1,446,174	1,407,646
Trade accounts and notes payable		2,986,383	2,986,383	2,014,909	2,014,909	951,975	951,975
Other accounts payable		2,373,083	2,373,083	1,392,811	1,392,811	2,205,092	2,205,092

	(Won)	9,650,951	9,681,203	6,504,161	6,520,461	6,264,066	6,225,521

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Derivatives	3.31%	3.78%	5.59%
Debentures, loans and borrowings	3.58%	3.75%	6.33%

(iii)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of Won)	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	12,047	—	26,085	38,132
Financial assets at fair value through profit or loss		8,927	—	—	8,927
Derivative financial assets		—	9,254	—	9,254

	(Won)	20,974	9,254	26,085	56,313

Derivative financial liabilities		—	(956)	—	(956)
Financial liabilities at fair value through profit or loss		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

(In millions of Won)	Level 1		Level 2	Level 3	Total
December 31, 2009
Available-for-sale financial assets	(Won)	12,995	—	91,394	104,389
Financial assets at fair value through profit or loss		—	—	9,227	9,227
Derivative financial assets		—	2,737	—	2,737

	(Won)	12,995	2,737	100,621	116,353

Derivative financial liabilities	(Won)	—	(3,761)	—	(3,761)
Financial liabilities at fair value through profit or loss		(699,861)	—	—	(699,861)

	(Won)	(699,861)	(3,761)	—	(703,622)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(In millions of Won)
	Level 1		Level 2	Level 3	Total
January 1, 2009
Available-for-sale financial assets	(Won)	74	—	126,455	126,529
Derivative financial assets		—	64,223	—	64,223

	(Won)	74	64,223	126,455	190,752

Derivative financial liabilities	(Won)	—	(18,644)	—	(18,644)
Financial liabilities at fair value through profit or loss		(637,040)	—	—	(637,040)

	(Won)	(637,040)	(18,644)	—	(655,684)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the invested companies and by discounting estimated cash flows from stock using yield rate that reflects invested companies’ credit risks. Since the financial assets at fair value through profit or loss of Level 3 became tradable in an active market this year, the level of the financial asset has changed from level 3 to level 1 in 2010.

Changes in Level 3 instruments for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)				Net realized/unrealized gains included in
	January 1, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other level	December 31, 2010
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		9,227	—	(300)	—	(8,927)	—

(In millions of Won)				Net realized/unrealized gains included in
	January 1, 2009		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other level	December 31, 2009
December 31, 2010
Available-for-sale financial assets	(Won)	126,455	—	(6,658)	(28,403)	—	91,394
Financial assets at fair value through profit or loss		—	7,628	1,599	—	—	9,227

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current
Short-term borrowings	(Won)	1,092,579	736,518	601,068
Current portion of long-term debt		812,577	405,376	498,652
Current portion of convertible bonds		—	699,861	—
Derivatives not used for hedging		956	3,761	16,048

	(Won)	1,906,112	1,845,516	1,115,768

Non-current
Won denominated borrowings	(Won)	19,143	339,922	25,881
Foreign currency denominated borrowings		738,692	916,566	993,425
Bonds		1,628,494	698,059	987,973
Convertible bonds		84,338	—	637,040
Derivatives not used for hedging		—	—	2,596

	(Won)	2,470,667	1,954,547	2,646,915

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of Won, USD and JPY)
Lender	Annual interest rate as of December 31, 2010 (*1)	December 31, 2010		December 31, 2009	January 1, 2009
Korea Development Bank and others(*2)	LIBOR+0.75%	(Won)	12,139	229,787	601,068
Shinhan Bank and others	3ML+1.6%		97,796	189,423	—
	6ML+0.65~0.9%		545,419	220,140	—
Bank of Tokyo-Mitsubishi UFJ	3ML+1.0%		69,854	63,141	—
	6ML+1.2%		69,854	—	—
Mizuho Bank	3ML+1.1%		55,574
Bank of China	6ML+0.65%		41,943
Korea Exchange Bank and others	6ML+1.18%		—	34,027	—
Woori Bank	5.13%		200,000		—

Foreign currency equivalent			—	USD216	USD478
			JPY63,889	JPY38,383	—

		(Won)	1,092,579	736,518	601,068

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(*2)	The amount of current and outstanding trade accounts and notes receivable, arising from export sales to the Company’s subsidiaries, sold to financial institutions is JPY869 million ((Won)12,139 million) as of December 31, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the year ended December 31, 2010, the Company recognized (Won)603 million as interest expense in relation to the short- term borrowings resulting from the sale of accounts receivable from the subsidiaries.

(c)	Long-term debt at the reporting date is as follows:

(In millions of Won, USD and JPY)
Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
Local currency loans
The Export-Import Bank of Korea	6.08%	(Won)	—	—	9,850
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		16,008	18,380	18,982
Korea Development Bank	KDBBIR+0.77%		—	7,500	37,500
	KDBBIR+3.29%		—	120,000	—
Woori Bank	5.43%		—	200,000	—
	3-year Korean Treasury Bond rate less 1.25%		4,048	3,914	—
	2.75%		2,883	—	—
Less current portion of long-term debt			(3,796)	(9,872)	(40,451)

		(Won)	19,143	339,922	25,881

Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69%	(Won)	51,251	58,380	62,875
	6ML+1.78%		56,945	—	—
Korea Development Bank	3ML+0.66~2.79%		271,212	163,465	176,050
Kookmin Bank and others	3ML+0.35~0.53%		455,560	467,040	503,000
	6ML+0.41%		227,780	233,520	251,500
Sumitomo Bank Ltd.	3ML+1.80%		284,725	—	—

Foreign currency equivalent			USD1,085	USD790	USD790

			JPY8,000	—	—

Less current portion of long-term debt			(608,781)	(5,839)	—

		(Won)	738,692	916,566	993,425

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(d)	Details of the Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of Won and USD)
	Maturity	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
Local currency debentures(*)
Publicly issued debentures	November 2012~ December 2015	4.77~ 5.89%	(Won)	1,100,000	890,000	850,000
Privately issued debentures	May 2011	5.30%		200,000	200,000	600,000
Less discount on debentures				(3,699)	(2,276)	(3,826)
Less current portion of debentures				(200,000)	(389,665)	(458,201)

			(Won)	1,096,301	698,059	987,973

Foreign currency debentures
Floating-rate bonds	August 2012~ April 2013	3ML+1.80 ~2.40%	(Won)	538,323	—	—

Foreign currency equivalent				USD350	—	—
				JPY10,000	—	—

Less discount on bonds				(6,130)	—	—

			(Won)	532,193	—	—

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	84,338	699,861	637,040

Foreign currency equivalent				USD74	USD599	USD507

Less current portion of convertible bonds				—	(699,861)	—

			(Won)	84,338	—	637,040

			(Won)	1,712,832	698,059	1,625,013

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new publicly and privately issued debentures amounting to (Won)600,000 million, JPY10,000 million and USD350 million for the year ended December 31, 2010.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(e)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,075
Issued amount	USD550 million
Residual amount after put options exercised	USD66 million
Fair value as of December 31, 2010	USD74 million
Amount at maturity	USD77 million

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD 484 million were exercised and the Company repaid USD 531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Company measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	December 31, 2010		December 31, 2009	January 1, 2009
Convertible bonds (*)	(Won)	61,617,600,000	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,075	48,251	48,760
Common shares to be issued		1,281,697	10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million and USD550 million as of December 31, 2010 and 2009, respectively.

(f)	Aggregate maturities of the Company’s financial liabilities as of December 31, 2010 are as follows:

(In millions of Won)
Period	Local currency long-term debt		Foreign currency long term debt	Local currency debentures	Foreign currency debentures	Total
Within 1 year	(Won)	3,796	608,781	200,000	—	812,577
1~5 year		15,945	738,692	1,628,494	84,338	2,467,469
Thereafter		3,198	—	—	—	3,198

	(Won)	22,939	1,347,473	1,828,494	84,338	3,283,244

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)
	2010		2009
Changes in inventories	(Won)	(473,660)	(404,802)
Purchase of raw material and merchandise		14,442,623	12,981,996
Depreciation and amortization		2,649,041	2,628,810
Labor cost		1,663,024	1,234,669
Supplies and others		997,753	740,821
Outsourcing fee		2,837,211	786,702
Shipping costs		223,945	237,877
Utility expense		436,085	340,799
Fees and commissions		286,532	261,123
A/S expenses		184,908	115,619
Others		664,550	410,882

	(Won)	23,912,012	19,334,496

Total expenses, except exchange differences, consist of cost of sales, selling, administrative, research and development expenses and others).

For the year ended December 31, 2010, other income and other expenses contained exchange differences amounting to (Won)929,703 million and (Won)1,035,080 million, respectively (year ended December 31, 2009 : (Won)1,173,439 million and (Won)994,683 million, respectively).

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Salaries	(Won)	132,562	101,838
Expenses related to defined benefit plan		13,628	8,191
Other employee benefit		29,560	21,711
Shipping costs		145,069	168,577
Fees and commissions		46,504	42,686
Depreciation		129,586	35,014
Taxes and dues		2,086	2,156
Advertising		87,868	59,485
Sales promotion		6,968	7,728
A/S expenses		171,638	122,845
Others		154,070	103,004

	(Won)	919,539	673,235

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits

The Company maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Present value of partially funded defined benefit obligations	(Won)	360,231	260,029	206,611
Fair value of plan assets		(281,825)	(175,869)	(131,301)

	(Won)	78,406	84,160	75,310

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Opening defined benefit obligations	(Won)	260,029	206,611
Current service cost		87,757	63,130
Interest cost		14,711	14,731
Actuarial losses on plan liabilities (before tax)		(2,983)	20,386
Benefit payment		(13,866)	(46,472)
Transfers from related parties		1,805	1,643
Past service cost(*)		12,778	—

Closing defined benefit obligations	(Won)	360,231	260,029

(*)	The Company adopted a defined benefit plan at date of January 2, 2010 and recognized all past service immediately.

Defined benefit obligations are discounted using the rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Opening fair value of plan assets	(Won)	175,869	131,301
Expected return on plan assets		12,946	4,911
Actuarial gains on plan assets (before tax)		1,497	1,495
Contributions by employer directly to plan assets		100,000	63,000
Contributions directly from employer cash flow		5,379	21,634
Benefit payment		(13,866)	(46,472)

Closing fair value of scheme assets	(Won)	281,825	175,869

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Deposits with financial institution	(Won)	281,825	175,869	131,301

(e)	Expenses recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	2010		2009
Current service cost	(Won)	87,757	63,130
Interest cost		14,711	14,731
Expected return on plan assets		(12,946)	(4,911)
Past service cost		12,778	—

	(Won)	102,300	72,950

The expense is recognized in the following line items in the statement of comprehensive income.

(In millions of Won)	2010		2009
Cost of sales	(Won)	81,225	60,202
Selling expenses		6,097	3,707
Administrative expenses		7,531	4,484
Research and development expenses		7,447	4,557

	(Won)	102,300	72,950

(f)	Cumulative amount of actuarial gain and loss recognized in other comprehensive income is as follows:

(In millions of Won)	2010		2009
Cumulative amount at January 1.	(Won)	(14,406)	—
Recognized during the period		3,166	(14,406)

Cumulative amount at December 31	(Won)	(11,240)	(14,406)

The defined benefit obligations are initially recognized at January 1, 2009 by actuarial calculation on the first time adoption of K-IFRS.

(e)	Principal actuarial assumptions for the reporting period (expressed as weighted averages) are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Expected rate of salary increase	5.6%	7.0%	7.0%
Discount rate for defined benefit obligations	5.5%	5.9%	7.1%
Expected long-term rate of return on assets	4.4%	6.7%	3.7%

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2010	December 31, 2009	January 1, 2009
The twenties	Males	0.02%	0.07%	0.07%
	Females	0.01%	0.04%	0.04%
The thirties	Males	0.02%	0.08%	0.08%
	Females	0.01%	0.04%	0.04%
The forties	Males	0.04%	0.16%	0.16%
	Females	0.02%	0.07%	0.07%
The fifties	Males	0.09%	0.44%	0.44%
	Females	0.05%	0.16%	0.16%

The overall expected long-term rate of return on assets is 4.4 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

18.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of Won)

	December 31, 2010		December 31, 2009	January 1, 2009
Current liabilities
Advances received	(Won)	57,498	27,830	10,669
Withholdings		17,284	16,820	15,486
Share-based payment liabilities		473	315	114

	(Won)	75,255	44,965	26,269

Non-current liabilities
Long-term other accounts payable	(Won)	314,290	466,273	462,816
Long-term accrued expenses		16,031	7,615	—

	(Won)	330,321	473,888	462,816

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,425 million ((Won)1,622,933 million) in connection with its export sales transactions. As of December 31, 2010, accounts and notes receivable amounting to JPY869 million ((Won)12,139 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)683,340 million). The Company joined this program in April 2007. For the year ended December 31, 2010, no accounts and notes receivable were sold under this program.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could negotiate its accounts receivables with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. Since August 2010, the Company has entered into an accounts receivable selling program of up to USD100 million ((Won)113,890 million) with Citibank, N.A. As of December 31, 2010, no accounts and notes receivable are current and outstanding in connection with the accounts and notes receivable sold by the Company. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2010, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)125,279 million), USD20 million ((Won)22,778 million) with China Construction Bank, USD210 million ((Won)239,169 million) with Shinhan Bank, JPY14,154 million ((Won)197,743 million) with Woori Bank, USD80 million ((Won)91,112 million) with Bank of China, USD104 million ((Won)118,446 million) with Hana Bank, respectively, and JPY11,598 million ((Won)162,027 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company receives a payment guarantee amounting to USD8.5 million ((Won)9,681 million) from Royal Bank of Scotland in connection with value added tax payments in Poland. As of December 31, 2010, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR48 million ((Won)73,351 million) term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN250 million ((Won)95,443 million) by Nordea Bank and others for the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to Nordea Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and other subsidiaries’ term loan credit facilities with an aggregate amount of USD17 million ((Won)19,361 million) for principals and related interests.

License agreements

As of December 31, 2010, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments, Continued

Long-term supply agreement

In January 2009, April and December 2010, the Company entered into long-term supply agreements with Apple, Inc. to supply LCD panels for five years, respectively. In connection with the agreements, the Company received a long-term advance of USD830 million ((Won)945,287 million) from Apple, Inc., in aggregate which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD200 million ((Won)227,780 million) from Industrial Bank of Korea relating to a long-term advances received from Apple, Inc.

Pledged Assets

The Company pledged a part of its OLED machinery to the Export-Import Bank of Korea regarding the loan of credit up to USD50 million((Won)56,945 million).

20.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Company in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Company for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Company had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Company, and on April 30, 2010, the Court further found that the Company’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Company filed a motion for reconsideration as to the court’s findings on the AU Optronics Corp.’s patents and the Company’s patents respectively. However, a final judgment has not yet been rendered. Once all findings by the Court have been issued, the Company will review all available options including appeal. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Company is unable to predict the ultimate outcome of this case.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. On December 8, 2010, the European Commission issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In January 2011, a hearing was held regarding the Canadian direct and indirect purchasers’ motion for class certification. The court has not yet ruled on the motion.

Additionally, separate claims were filed by AT&T Corp., Motorola, Inc., Best Buy Co., Inc. and their respective related entities, all of which have been transferred to the MDL Proceedings. In addition, several state governments including the state of New York filed claims against the Company and other LCD panel manufacturing companies.

In February 2007, regarding the anti-competitive practices in LCD panel pricing, the Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Company, alleging that the Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934. In May 2010, the Company reached an agreement in principle with the class plaintiffs to settle the action, and a fairness hearing will be held on March 17, 2011 regarding the settlement.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies, Continued

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Company. Some of the information usually required by IAS 1037 Provision, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.

21.	Capital and Reserves

(a) Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2010 to December 31, 2010.

(b) Reserves

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

22.	Retained Earnings

(a) Retained earnings at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Legal reserve	(Won)	122,703	104,812	86,921
Other reserve		68,251	68,251	68,251
Defined benefit plan actuarial loss		(11,240)	(14,406)	—
Retained earnings		6,658,564	5,852,715	4,960,700

	(Won)	6,838,278	6,011,372	5,115,872

(b) For the years ended December 31, 2010 and 2009, details of the Company’s appropriations of retained earnings are as follows:

(Date of appropriations: March 11, 2011 for the year ended December 31, 2010)

(In millions of Won)
	2010		2009
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	5,655,916	4,763,901
Net income		1,002,648	1,088,814

		6,658,564	5,852,715

Appropriation of retained earnings (*1)
Legal reserve		17,891	17,891
Cash dividend (*2)		178,908	178,908

	(Won)	196,799	196,799

Unappropriated retained earnings carried forward to the following year	(Won)	6,461,765	5,655,916

(*1)	For the years ended December 31, 2010 and 2009, the dates of appropriation are March 11, 2011 and March 12, 2010, respectively.
(*2)	The Company paid dividends of (Won)178,908 million ((Won)500 per share) in 2010 and the dividends of (Won) 178,908 million is determined by the board of directors in 2011 but have not been paid yet. There are no income tax consequences.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

23.	Related Parties

(a) Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Short-term benefits	(Won)	2,183	1,943
Expenses related to defined benefit plan		360	272
Other long-term benefits		606	501

	(Won)	3,149	2,716

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b) Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	Sales and others			Purchases and others
	2010		2009	2010	2009
Subsidiaries	(Won)	21,025,952	17,521,399	3,237,224	790,839
Joint ventures		1,163,265	839,290	27,605	3,279
Associates		7	16	1,550,269	1,142,932
LG Electronics		1,113,747	768,829	553,493	230,238
Other related parties		174,521	479,652	304,492	765,449

	(Won)	23,477,492	19,609,186	5,673,083	2,932,737

Account balances with related parties at the reporting date are as follows:

(In millions of Won)
	Trade accounts and notes receivable and others				Trade accounts and notes payable and others
	December 31, 2010		December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Subsidiaries	(Won)	3,609,801	2,713,663	1,257,958	405,814	108,156	279,572
Joint ventures		145,093	109,572	9,943	478,009	297,717	—
Associates		—	3	1	243,357	164,268	58,222
LG Electronics		111,408	101,543	115,235	138,479	51,738	82,249
Other related parties		—	76,305	46,345	1,847	102,093	94,386

	(Won)	3,866,302	3,001,086	1,429,482	1,267,506	723,972	514,429

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

24.	Revenue

Details of revenue for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Sales of goods	(Won)	24,981,705	20,097,318
Royalty		22,552	22,024

	(Won)	25,004,257	20,119,342

25.	Other Income and Other Expenses

(a) Details of other income for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Rental income	(Won)	3,338	4,116
Foreign currency gain		929,703	1,173,439
Gain on disposal of property, plant and equipment		2,289	2,497
Gain on disposal of intangible assets		—	9
Reversal of allowance for doubtful accounts for other receivables		9	260
Others		31,890	6,379

	(Won)	967,229	1,186,700

(b) Details of other expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Other bad debt expenses	(Won)	13	32
Foreign currency loss		1,035,080	994,683
Loss on disposal of property, plant and equipment		211	133
Anti-trust related expenses and others		309,975	299,304

	(Won)	1,345,279	1,294,152

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Salaries and wages	(Won)	1,364,658	1,014,797
Other employee benefits		218,825	148,618
Contributions to National Pension plan		40,553	31,308
Expenses related to defined benefit plan		102,300	72,950
Cash-settled share-based payment		157	201

	(Won)	1,726,493	1,267,874

27.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangement as of December 31, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

27.	Share-based Payment, Continued.

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2010 and 2009 are as follows:

(Number of shares)
	2010	2009
Balance at beginning of year	110,000	110,000
Forfeited or cancelled	—	—
Outstanding at end of year	110,000	110,000
Exercisable at end of year	110,000	110,000

(c)	In connection with the Company’s first adoption of K-IFRS, the Company accounted for SARs at its fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2010	December 31, 2009	January 1, 2009
Risk free rate (*1)	2.89%	3.48%	3.26%
Expected term (*2)	1.0 year	1.1 year	1.3 year
Expected volatility	35.20%	55.57%	53.20%
Expected dividends (*3)	0%	0%	0%
Fair value per share	(Won)4,296	(Won)2,865	(Won)1,039
Total carrying amount of liabilities (*4)	(Won)472,527,182	(Won)315,126,395	(Won)114,300,015

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2010, the remaining contractual life is 15 months and the expected term is determined as the average of remaining contractual life.
(*3)	The Company did not pay any dividends from 2000 to 2006 and, accordingly, expected dividend used is 0% despite recent dividend yields of 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009, respectively.
(*4)	As of December 31, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Company recognized stock compensation cost of (Won)157 million as administrative expenses for the year ended December 31, 2010.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

28.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

Finance income	2010		2009
Interest income of financial assets measured at amortized cost	(Won)	89,864	118,907
Interest income of available-for-sale securities		1,074	3,285
Dividend income		78,191	28,561
Foreign currency gain		71,564	186,178
Gain on disposal of available-for-sale securities		1,562	—
Gain on valuation of financial assets at fair value through profit or loss		662	1,599

	(Won)	242,917	338,530

Finance costs
Interest expense of financial liabilities measured at amortized costs	(Won)	86,752	97,129
Foreign currency loss		106,073	102,641
Loss on sale of available-for-sale securities		—	5
Loss on sale of investments		—	335
Loss on redemption of debentures		4,138	173
Loss on valuation of financial assets at fair value through profit or loss		932	—
Loss on valuation of financial liabilities at fair value through profit or loss		2,419	108,363
Loss on derivatives		—	9,727
Loss on sale of trade accounts and notes receivable		358	182

	(Won)	200,672	318,555

(b)	Finance income and costs recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009
Loss on valuation of available-for-sale securities	(Won)	12,270	(27,012)
Gain on cash flow hedges		—	2,534
Tax effect		(2,699)	5,329

	(Won)	9,571	(19,149)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense

(a)	Details of Income tax benefit for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Current tax expense	(Won)	186,120	169,628
Deferred tax benefit		(136,763)	(267,899)

Income tax expense (benefit)	(Won)	49,357	(98,271)

(b)	Income tax recognized directly in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)
	2010
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,270	(2,699)	9,571
Defined benefit plan actuarial loss		4,480	(1,314)	3,166
Gain on valuation of cash flow hedges		—	—	—

	(Won)	16,750	4,013	12,737

(In millions of Won)
	2009
	Before tax		Tax (expense) benefit	Net of tax
Loss on valuation of available-for-sale securities	(Won)	(27,012)	5,943	(21,069)
Defined benefit plan actuarial loss		(18,891)	4,485	(14,406)
Gain on valuation of cash flow hedges		2,534	(614)	1,920

	(Won)	(43,369)	9,814	(33,555)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense, Continued.

(c)	Reconciliation of effective tax rate at the reporting date is as follows:

(In millions of Won)

	2010			2009
Profit for the period	(Won)		1,002,648		1,088,814
Income tax expense (benefit)			49,357		(98,271)

Profit excluding income tax			1,052,005		990,543

Income tax using the Company’s domestic tax rate		24.20%	254,559	24.20%	239,688
Non-deductible expenses		7.90%	83,126	2.47%	24,477
Tax credits		(27.18%)	(285,913)	(36.10%)	(357,575)
Change in tax rates		0.00%	—	(0.21%)	(2,104)
Others		(0.23%)	(2,415)	(0.28%)	(2,757)

Income tax benefit	(Won)		49,357		(98,271)

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2010, in relation to the temporary differences ((Won)211,423 million) on investments in subsidiaries since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, the Company did not recognize deferred tax liabilities relating to the temporary differences.

(b)	Unrecognized deferred tax assets

The Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)439,798 million, through events such as disposal of the related investments in foreseeable future, is remote.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of Won)	Assets				Liabilities			Total
	December, 31, 2010		December, 31, 2009	January, 1, 2010	December, 31, 2010	December, 31, 2009	January, 1, 2009	December, 31, 2010	December, 31, 2009	January, 1, 2009
Other accounts receivable, net	(Won)	—	—	—	(5,919)	(11,512)	(22,023)	(5,919)	(11,512)	(22,023)
Inventories, net		15,039	18,165	23,376	—	—	—	15,039	18,165	23,376
Available-for-sale financial assets		2,199	4,897	—	(6,982)	(4,488)	(1,046)	(4,784)	409	(1,046)
Defined benefit obligation		3,829	5,052	1,137	—	—	—	3,829	5,052	1,137
Derivative instruments		—	—	614	(2,008)	(647)	(17,170)	(2,008)	(647)	(16,556)
Accrued expense		78,396	56,758	—	—	—	—	78,396	56,758	—
Property, plant and equipment		40,685	54,690	42,152	—	—	—	40,685	54,690	42,152
Intangible assets		—	—	—	—	(19,470)	—	—	(19,470)	—
Provisions		17,962	16,806	14,666	—	—	—	17,962	16,806	14,666
Gain or loss on foreign currency translation, net		81,075	64,588	105,482	(61,031)	(57,174)	(33,541)	20,044	7,414	71,941
Debentures		5,049	45,874	27,409	—	—	—	5,049	45,874	27,409
Others		15,783	15,308	12,492	—	(6,446)	(6,446)	15,783	8,862	6,046
Tax credit carryforwards		795,247	664,172	421,758	—	—	—	795,247	664,172	421,758

Deferred income tax assets (liabilities)	(Won)	1,055,264	946,310	649,086	(75,941)	(99,737)	(80,226)	979,323	846,573	568,860

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is probable that all of the deferred tax assets at the reporting date will be realized. The amount of such deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	January 1, 2009		Profit or loss	Other compre- hensive income	December 31, 2009	Profit or loss	Other compre- hensive income	December 31, 2010
Other accounts receivable, net	(Won)	(22,023)	10,511	—	(11,512)	5,593	—	(5,919)
Inventories, net		23,376	(5,211)	—	18,165	(3,126)	—	15,039
Available-for-sale financial assets		(1,046)	(4,488)	5,943	409	(2,494)	(2,699)	(4,784)
Defined benefit obligation		1,137	(570)	4,485	5,052	91	(1,314)	3,829
Derivative instruments		(16,556)	16,523	(614)	(647)	(1,361)	—	(2,008)
Accrued expense		—	56,758	—	56,758	21,638	—	78,396
Property, plant and equipment		42,152	12,538	—	54,690	(14,005)	—	40,685
Intangible assets		—	(19,470)	—	(19,470)	19,470	—	—
Provisions		14,666	2,140	—	16,806	1,156	—	17,962
Gain or loss on foreign currency translation, net		71,941	(64,527)	—	7,414	12,630	—	20,044
Debentures		27,409	18,465	—	45,874	(40,825)	—	5,049
Others		6,046	2,816	—	8,862	6,921		15,783
Tax credit carry forwards		421,758	242,414	—	664,172	131,075	—	795,247

Deferred income tax Assets (liabilities)	(Won)	568,860	267,899	9,814	846,573	136,763	(4,013)	979,323

Statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31,
(In Won and No. of shares)	2010		2009
Profit for the period	(Won)	1,002,648,296,363	1,088,814,478,333
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	2,802	3,043

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2010 and 2009 are as follows:

	For the year ended December 31,
(In Won and No. of shares)	2010		2009
Profit for the period	(Won)	1,002,648,296,363	1,088,814,478,333
Interest on convertible bond, net of tax		(18,345,174,214)	47,618,111,426
Adjusted income		984,303,122,149	1,136,432,589,759
Weighted-average number of common shares outstanding and common equivalent shares(*1)		361,080,224	368,457,551

Diluted earnings per share(*2)	(Won)	2,726	3,043

(*1)	Weighted-average number of common shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

	For the year ended December 31,
	2010	2009
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	3,264,524	10,641,851

Weighted-average number of common shares (diluted) at December 31, 2010 and 2009	361,080,224	368,457,551

(*2)	For the years ended December 31, 2009, there is no dilution effect.

.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings Per Share, Continued

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

(In No. of shares)
	2010		2009
	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113	10,641,851
Period	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010	January 1, 2009~ December 31, 2009
Weight	365 days /365 days	77 days /365 days	365 days / 365 days
Weighted-average number of common shares to be issued	1,281,697	1,982,827	10,641,851

32.	Supplemental Cash Flow Information

Supplemental cash flows information for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)
	2010		2009
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	922,107	(618,961)

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

33.	Business Combination

The Company acquired LCD module business from LG Innotek Co., Ltd. (“LG Innotek”) in order to improve competitiveness of the LCD module business and the operational efficiency by simplified supply chain on May 1, 2010. Regarding the business acquisition, the Company acquired and assumed assets (other than land and buildings), liabilities, employment relationship and all of the rights and obligations related to LCD module business located in Gumi. In addition, LG Display Yantai Co., Ltd., the Company’s subsidiary in China, also acquired assets on LCD module and Cell business from LG Innotek Yantai Co., Ltd. which is an LG Innotek’s subsidiary in China. The Company and LG Display Yantai Co., Ltd. measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisitions was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won)
	Gumi
Consideration transferred	(Won)	72,472
Identifiable assets acquired and the liabilities assumed
Inventories		18,110
Property, plant and equipment		3,226
Intangible assets(*1)		36,972
Long-term prepaid expenses		392
Accrued expenses		(821)

Identifiable net asset		57,879

Goodwill(*2)	(Won)	14,593

(*1)	Intangible assets in Gumi include customer relationships and technology acquired in the business combination.
(*2)	Goodwill amounting to (Won)14,593 million arose from the improvement in efficiency of LCD business, the synergy effect between the existing subsidiaries and benefits from assembled workforce. Reduction in the carrying amount of goodwill is not deductible in determining taxable profit.

Acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)381 million are expensed. The revenue and profit or loss from the assets acquired and liabilities assumed are not reported separately since the assets and liabilities of acquired business are combined with and not separable from the Group’s existing accounting. Therefore, the amount of profit or loss after the acquisition date in 2010 and the amount of profit or loss during 2010 from the acquired business were not disclosed as they are not estimated reliably.

The revenue and profit or loss of the Company for the current reporting period as though the acquisition date for the business combination that occurred during the year had been as of the beginning of the annual reporting period were not disclosed as they are not estimated reliably since the revenue and profit or loss from the LCD module business acquired in 2010 are not reported separately.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS

As stated in note 2, the Company’s first financial statements are prepared in accordance with K-IFRS as the Company adopts K-IFRS in 2010.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended December 31, 2009 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2009, the transition date.

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Differences between accounting under K-IFRSs and under K-GAAP expected to have a material effect on the Company

Area	Previous K-GAAP	K-IFRS
Trade accounts and notes receivable	In accordance with K-GAAP Interpretation 52-14, trade accounts and notes receivable are derecognized when the right and obligation are transferred.	In accordance with K-IFRS 1039, the Company derecognizes a financial asset and evaluates the extent of the derecognition based on the risk, rewards and its continuing involvement of ownership.

Convertible bonds	In accordance with Statements of Korea Accounting Standards (“SKAS”) No. 9 the Company recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. The Company recognizes conversion right on debentures in equity and does not revaluate. In addition, foreign currency convertible bond is considered a non-monetary item.	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profit or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	In accordance with Statements of Korea Financial Accounting Standards (“SKFAS”) Article 27, The Company recognizes retirement and severance liability expected to be payable if all employees, who have been with the Company for more than one year, leaves at the end of the reporting period.	In accordance with K-IFRS 1019, the Company recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Company’s accounting policy, all actuarial gains or losses are recognized in equity.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Share-based payment	In accordance with SKAS No. 22, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Company recognizes the changes in the intrinsic value as compensation expenses.	In accordance with K-IFRS 1102, the Company recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income.

In accordance with K-IFRS 1032, dividends are recognized when the rights to receive payment is established. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and therefore, the Company does not apply cash flow hedge accounting since a condition of the detailed criteria is not met.

Investments in associates and subsidiaries	In accordance with SKAS No. 15, investments in associates and subsidiaries are accounted for using the equity method of accounting when the Company has significant influence.	In accordance with K-IFRS 1101, the Company opted to recognize investments in associates and subsidiaries at acquisition cost.

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Deferred taxes	In accordance with SKAS No. 16, recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified as current or non-current based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	In accordance with K-IFRS 1012, deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Long-term payables	In accordance with SKFAS Article 66, long-term payables of LGDUS are discounted using the Company’s weighted average borrowing rate.	In accordance with K-IFRS 1039, long-term payables of LGDUS are discounted using risk free rate.

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

(b)	Summary of the effects of the adoption of K-IFRSs on the Company’s financial position and the results of its operation

(i)	The effects of the adoption of K-IFRSs on the Company’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(In millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	16,501,987	7,225,965	9,276,022
Adjustment for:
Trade accounts and note payable(*1)		601,068	601,068	—
Convertible bonds (*2)		—	134,568	(134,568)
Employee benefits (*3)		—	5,170	(5,170)
Share-based payments (*4)		—	114	(114)
Long-term payables (*5)		—	56,661	(56,661)
Change in capital adjustment arising from equity method investments(*6)		46,513	—	46,513
Deferred tax asset (*7)		31,825	—	31,825

Total adjustment		679,406	797,581	(118,175)

K-IFRS	(Won)	17,181,393	8,023,546	9,157,847

(*1)	Adjustment on trade accounts and notes receivable which do not qualify for derecognition of financial assets
(*2)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

(ii)	The effects of the adoption of K-IFRSs on the Company’s financial position as of December 31, 2009 are as follows:

(In millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	18,885,163	8,759,879	10,125,284

Adjustment for:
Trade accounts and note payable(*1)		229,787	229,787	—
Convertible bonds (*2)		—	170,316	(170,316)
Employee benefits (*3)		—	25,322	(25,322)
Share-based payments (*4)		—	315	(315)
Long-term payables (*5)		—	60,116	(60,116)
Equity-method investments (*6)		18,004	(23,066)	41,070
Capitalized borrowing costs (*7)		(1,666)	—	(1,666)
Development cost (*8)		80,454	—	80,454
Change in capital adjustment arising from equity method investments (*9)		39,453	—	39,453
Deferred tax asset (*10)		5,672	—	5,672

Total adjustment		371,704	462,790	(91,086)

K-IFRS	(Won)	19,256,867	9,222,669	10,034,198

(*1)	Adjustment on trade accounts and notes receivable which do not qualify for derecognition of financial assets
(*2)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under I K-IFRS
(*7)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*8)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*9)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*10)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs, Continued

(iii)	The effects of the adoption of K-IFRSs on the Company’s result of operations for the year ended December 31, 2009 are as follows:

(In millions of Won)
	Net income		Total comprehensive income
K-GAAP	(Won)	1,067,947	1,028,883

Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		(3,455)	(3,455)
Financial asset at fair value through profit and loss (*7)		1,598	—
Equity method investments (*8)		8,263	40,357
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Change in capital adjustment arising from equity method investments (*11)		—	(7,060)
Deferred tax asset (*12)		(32,083)	(26,153)

Total adjustment		20,867	26,376

K-IFRS	(Won)	1,088,814	1,055,259

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K- IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*8)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under K-IFRS
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2010. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2010 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2010. We did not review the Company’s IACS subsequent to December 31, 2010. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 24, 2011

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2010 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the operation of internal Control of Financial Reporting

To the Board of Directors and Audit Committee of LG Display Co., Ltd

I, as the Internal Control over Financial Reporting (“ICFR”) Officer of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2010.

The Company’s management, including myself, is responsible for designing and operating an ICFR. I assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable financial statements. I followed the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, I believe that the Company’s ICFR, as of December 31, 2010, is effectively designed and operating, in all material respects, in conformity with the Best Practice Guideline.

January 18, 2011

James (Hoyoung) Jeong

Internal Control over Financial Reporting Officer

Young Soo Kwon

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 4, 2011	By: /s/ Anthony Moon
(Signature)

	Name:	Anthony Moon
	Title:	Vice President / IR Department